UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Petroteq Energy Inc.

(Name of Subject Company (Issuer))

2869889 Ontario Inc.

(Offeror)

an indirect, wholly-owned subsidiary of

Viston United Swiss AG

(Parent of Offeror)

(Names of Filing Persons)

Common Shares

(Title of Class of Securities)

71678B107

(CUSIP Number of Class of Securities)

Zbigniew Roch

President

Viston United Swiss AG

Haggenstreet 9, 9014

St. Gallen

Switzerland

+49 7136 9918888

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Richard Raymer

Jonathan A. Van Horn

Dorsey & Whitney LLP

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 4310

Toronto, ON Canada M5J 2S1

(416) 367-7370

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$469,843,700.95	$43,554.51

*

Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by adding the sum of (i) 564,293,279, which is the estimated number of issued and outstanding common shares (the “Common Shares”) of Petroteq Energy Inc. (the “Company”), multiplied by $0.5989***; (ii) 3,000,000, which is the estimated number of Common Shares issuable pursuant to outstanding options with an exercise price less $0.5989, multiplied by $0.5139, which is $0.5989 minus the weighted average exercise price for such options of $0.0850; (iii) 77,304,886, which is the estimated number of Common Shares issuable pursuant to outstanding warrants with an exercise price less than $0.5989, multiplied by $0.5128, which is $0.5989 minus the weighted average exercise price for such warrants of $0.0861***; and (iv) 151,452,347, which is the estimated number of Common Shares issuable pursuant to outstanding convertible debentures of the Company, multiplied by $0.5989. The foregoing figures are based solely on the information contained in the Company’s Form 10-Q for the quarterly period ended May 31, 2021 (as filed on August 19, 2021) and disclosure contained in subsequent filings made by the Company with the Securities and Exchange Commission and are estimated as of October 22, 2021, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by 0.00009270.

***

$0.5989 is the U.S. Dollar equivalent of the Offer Price of Cdn$0.74, based on the daily exchange rate of the Canadian dollar, expressed in United States dollars, as quoted by the Bank of Canada on October 22, 2021, of U.S.$1.00 = Cdn$1.2357. $0.0861 is the U.S. Dollar equivalent of Cdn$0.1064, which is the weighted average exercise price, based on the daily exchange rate of the Canadian dollar, expressed in United States dollars, as quoted by the Bank of Canada on October 22, 2021, of U.S.$1.00 = Cdn$1.2357.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by 2869889 Ontario Inc., an Ontario corporation (the “Offeror”) and an indirect, wholly-owned subsidiary of Viston United Swiss AG, a company limited by shares (AG) (“Viston”). This Schedule TO relates to the offer (the “Offer”) by the Offeror to purchase all of the issued and outstanding common shares (the “Common Shares”) of Petroteq Energy Inc., an Ontario corporation (the “Company”), which includes any Common Shares that may become issued and outstanding after the date of the Offer but prior to the expiry time of the Offer (the “Expiry Time”) upon the exercise, exchange or conversion of the options to acquire Common Shares granted pursuant to the Company’s stock option plan (the “Options”), the warrants (the “Warrants”), the convertible debentures (the “Convertible Debentures”) and any securities of the Company that are exercisable or exchangeable for or convertible into Common Shares (collectively, the “Convertible Securities”), at a purchase price of Cdn$0.74 in cash per Common Share (the “Offer Price”) net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the offer to purchase dated October 25, 2021 (the “Offer to Purchase”) and the circular in connection with the accompanying Offer to Purchase, dated October 25, 2021 (the “Circular”, and collectively, the “Offer to Purchase and Circular”), and in the related letter of transmittal (the “Letter of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.

As permitted by General Instruction F to Schedule TO, all information contained in the Offer to Purchase and Circular (including Schedule I and Schedule II to the Offer to Purchase and Circular) and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Schedule TO and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

Not applicable.

Item 2.	Subject Company Information.

(a)     The name of the subject company to which this Schedule TO relates is Petroteq Energy Inc., an Ontario corporation. The Company’s principal executive offices are located at 15315 W Magnolia Blvd, Suite 120, Sherman Oaks, California 91403. The Company’s telephone number is (800) 979-1897.

(b)     This Schedule TO relates to the Common Shares, which includes any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the exercise, exchange or conversion of the Options, the Warrants, the Convertible Debentures and any securities of the Company that are exercisable or exchangeable for or convertible into Common Shares. The information contained in Section 3 (entitled “Certain Information Concerning Securities of Petroteq”) of the Circular is incorporated herein by reference.

(c)     The information set forth in Section 3 (entitled “Certain Information Concerning Securities of Petroteq”) of the Circular is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) – (c)    This Schedule TO is filed by the Offeror and Viston. The information set forth in the following sections of the Offer to Purchase and Circular is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE OFFER”

•	Section 1 of the Circular – “The Offeror”

•	Schedule I to the Offer to Purchase and Circular – “CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF 2869889 ONTARIO INC.”

•	Schedule II to the Offer to Purchase and Circular – “CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF VISTON UNITED SWISS AG”

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase and Circular is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)     Not applicable.

(b)     The information set forth in the following section of the Offer to Purchase and Circular is incorporated herein by reference:

•	Section 4 of the Circular – “Background to the Offer”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (c)(1)-(7)    The information set forth in the following sections of the Offer to Purchase and Circular is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE OFFER”

•	“GLOSSARY”

•	Section 1 of the Offer to Purchase – “The Offer”

•	Section 4 of the Circular – “Background to the Offer”

•	Section 5 of the Circular – “Reasons to Accept the Offer”

•	Section 6 of the Circular – “Purpose of the Offer”

•	Section 7 of the Circular – “Effects of the Offer”

•	Section 12 of the Circular – “Acquisition of Common Shares Not Deposited”

•	Section 15 of the Circular – “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”

Item 7.	Source and Amount of Funds or Other Consideration.

(a)     The information set forth in the following sections of the Offer to Purchase and Circular is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE OFFER”

•	Section 5 of the Circular – “Reasons to Accept the Offer”

•	Section 8 of the Circular – “Source of Funds”

(b) and (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in the following sections of the Offer to Purchase and Circular is incorporated herein by reference:

•	Section 9 of the Circular – “Ownership and Trading in Securities of Petroteq”

•	Section 10 of the Circular – “Commitments to Acquire Securities of Petroteq”

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)     The information set forth in the following sections of the Offer to Purchase and Circular is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE OFFER”

•	Section 1 of the Offer to Purchase – “The Offer”

•	Section 3 of the Offer to Purchase – “Manner of Acceptance”

•	Section 4 of the Offer to Purchase – “Conditions of the Offer”

•	Section 5 of the Offer to Purchase – “Extension, Variation or Change in the Offer”

•	Section 6 of the Offer to Purchase – “Take-Up of and Payment for Deposited Common Shares”

•	Section 7 of the Offer to Purchase – “Withdrawal of Deposited Common Shares”

•	Section 9 of the Offer to Purchase – “Changes in Capitalization; Adjustments; Liens”

•	Section 10 of the Offer to Purchase – “Notices and Delivery”

•	Section 11 of the Offer to Purchase – “Mail Service Interruption”

•	Section 13 of the Offer to Purchase – “Other Terms of the Offer”

•	Section 18 of the Circular – “Depository”

•	Section 19 of the Circular – “Information Agent”

•	Section 20 of the Circular – “Dealer Manager and Soliciting Dealer Group”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1)     The information set forth in the following sections of the Offer to Purchase and Circular is incorporated herein by reference:

•	Section 4 of the Circular – “Background to the Offer”

•	Section 13 of the Circular – “Agreements, Commitments or Understandings”

(a)(2)     The information set forth in the following sections of the Offer to Purchase and Circular is incorporated herein by reference:

•	QUESTIONS AND ANSWERS ABOUT THE OFFER

•	Section 4 of the Offer to Purchase – “Conditions of the Offer”

•	Section 14 of the Circular – “Regulatory Matters”

(a)(3)     The information set forth in the following sections of the Offer to Purchase and Circular is incorporated herein by reference:

•	“GLOSSARY”

•	Section 4 of the Offer to Purchase – “Conditions of the Offer”

•	Section 14 of the Circular – “Regulatory Matters”

(a)(4)     None.

(a)(5)     None.

Item 12.	Exhibits.

See Exhibit Index.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 25, 2021

2869889 Ontario Inc.

By:	/s/ Zbigniew Roch
Name: Zbigniew Roch
Title: Chief Executive Officer

Viston United Swiss AG

By:	/s/ Zbigniew Roch
Name: Zbigniew Roch
Title: President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase and Circular, dated October 25, 2021.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients.*

(a)(5)(i)	Press Release, dated October 25, 2021 relating to the launch of the Offer.*

(a)(5)(ii)	Content from the website www.PetroteqOffer.com, publicly available as of October 25, 2021*

(b)(1)	Long-Term Debt Financing Agreement, dated October 22, 2021, between Viston United Swiss AG and Uniexpress Investment Holding Plc.*

(d)(1)	Confidentiality Agreement, effective September 17, 2021, between Viston United Swiss AG and Petroteq Energy Inc.*

*	Filed herewith